Exhibit 99.1

GETTY COPPER INC.

1000 Austin Avenue
Coquitlam, BC V3K 3P1

Telephone: (604) 931-3231
Facsimile: (604) 931-2814

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders of GETTY COPPER INC. (the “Corporation”) will be held at 20th Floor, 250 Howe Street, Vancouver, British Columbia, Canada, on Friday, June 15, 2012 at 10:00 a.m., Vancouver time, for the following purposes:

1.	To receive the report of the directors of the Corporation.

2.	To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2011, together with the auditors’ report thereon.

3.	To elect directors of the Corporation for the ensuing year.

4.	To appoint auditors of the Corporation for the ensuing year.

5.	To authorize the directors to fix the auditors’ remuneration for the ensuing year.

6.	To act on such other matters, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the audited comparative financial statements of the Corporation for its financial year ended December 31, 2011, together with the auditors’ report thereon and the corresponding management discussion and analysis, accompany this Notice of Meeting. The Information Circular contains details of matters to be considered at the Meeting.

The board of directors of the Corporation has fixed May 7, 2012 as the record date for determining the shareholders who are entitled to vote at the Meeting. Only holders of common shares of the Corporation at the close of business on May 7, 2012 will be entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Vancouver time, on Wednesday, June 13, 2012) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile should be sent to Computershare Investor Services Inc., Attention: Proxy Department, at toll free 1-866-249-7775 in North America and 416-263-9524 internationally.

DATED at Vancouver, British Columbia, this 11th day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) “Dr. Corby G. Anderson”
Dr. Corby G. Anderson
President, Chief Executive Officer,
Chief Operating Officer and a Director